FILED BY EQUITY BANCSHARES, INC. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: COMMUNITY FIRST BANCSHARES, INC. COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON FORM S-4 FILED BY EQUITY BANCSHARES, INC.: 333-213283 The following letter was mailed to the customers of Community First Bank, the banking subsidiary of Community First Bancshares, Inc., on or about October 14, 2016.

Your guide to community banking with equity Bank. Equity Bank Community First Bank 2016

October 13, 2016

We're excited to welcome you to Equity Bank!

Thank you for your business, and your continued support of Community First Bank. I'm pleased to inform you that beginning November 12, all Community First Bank accounts and services will officially be Equity Bank accounts and services. Thank you for banking with a community bank dedicated to local service. We're proud to continue serving you.

At Equity Bank, our slogan is: **We never forget it's your money**, and we take that to heart. Equity Bank is a community bank committed to going the extra mile for your business and family, just like Community First. Equity Bank's branch network will grow to 34 with the addition of our five Community First locations, including 29 branches currently in Kansas and Missouri.

Equity Bank offers a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management. Like Community First, our Equity Bank focus will remain on our local communities. Many bank leaders, board members, and advisory boards are remaining in place in your communities.

In addition, as outlined in this booklet, beginning November 12, you will have access to the best of Equity Bank! This includes business solutions customized for your company, the Equity Bank mobile app with remote check deposit, online banking and bill pay. Plus - you'll never pay an ATM fee again. ATM usage at all ATMs, anywhere in the U.S. is complimentary, for all Equity Bank customers!

For the past few months, Equity Bank and Community First Bank staff have worked together to ensure a seamless transition for you. This guidebook serves as your handy reference for Equity Bank accounts, services, and procedures following our transition from Community First Bank. Names of accounts may change, but your service will continue to be top notch.

Please do not hesitate to contact us with any questions at any time, at our toll free number, 888-733-5041. You can also find this guidebook at EquityBank.com and CommunityFirstBank.com.

Thank you for your patience, your business, and your trust in the years ahead.
We think you'll like what you find.

Important

Equity Bank Routing Number

101105354

Equity Bank Customer Service Center

1 (888) 733-5041

Lost or Stolen Card

1 (800) 383-8000

Your Checking Account and Debit Card Number

In almost all cases, your checking account number will remain the same. Continue using your Community First debit card until it expires!

customerservice@equitybank.com

equitybank.com

2 equitybank.com/community-first

Getting Started

Thursday, November 10, 2016
Last day of Community First Bank operation.

Friday, November 11, 2016
Veteran's Day - bank locations closed.

Customer Service Center available from 8a - 6p at 1 (888) 733-5041.

Saturday, November 12, 2016
First day as Equity Bank.

Monday, November 14, 2016
Enroll in Equity Bank Online Banking & Bill Pay.

Equity Bank Online, Mobile, Bill Pay



We never forge
it's your money

Starting Monday, November 14, 2016, please visit EquityBank.com to enroll in online banking as though you are a new user.

Use your existing account number to enroll. You may choose the same user ID used with your CommunityFirstBank.com online banking, if it is not already being used within the EquityBank.com system.

Once logged in, we will confirm your enrollment, and your account history, current balance and transaction details will be available at EquityBank.com.

Visit EquityBank.com for more details, demonstrations, and more.

Online Bill Pay

Great news! Your Online Bill Payees, Scheduled Payments, and recurring online bill payments will transfer to Equity Bank! Equity Bank's Online Bill Pay is available within online banking, and you may also use our mobile app to pay bills.

There is no need to cancel online bill payments within your Community First Bank online banking account. This payee activity should be available to you within 48 hours of online banking enrollment.

Mobile App

Equity Bank's mobile app is available on the iOS App Store and in Google Play, and is free for download. After confirmation of enrollment in Equity Bank Online Banking, you will be able to use your user ID and password to access full functionality of the app, including transaction history, mobile deposit, and mobile bill pay.



Mobile Deposit

Within the Equity Bank mobile app, you will have the ability to deposit checks via your mobile phone, subject to approval. Please follow the prompts within the app to request activation.

Statement History

Equity Bank will retain statement history for 24 months. For items older than 24 months, you may choose to print, save, or download from CommunityFirstBank.com before November 10.

Transfers

Equity Bank Online Banking and the Equity Bank Mobile App feature the ability to transfer money between accounts.

Online account transfers using Community First Online Banking must be completed by Wednesday, November 9 at 3 p.m. Recurring or scheduled transfers will not automatically transfer to Equity Bank Online Banking.

Download the app today!

Google play | App Store

3 equitybank.com/community-first

Your Account Your current account(s) will be automatically converted to a similar Equity Bank account. Best of all, your account number(s) will remain exactly the same! No immediate action is needed on your part. Remember, your routing number will change to 101105354. Please keep this in mind when setting up future automatic payments from your checking account. Please see your previous Community First Bank account description and your new Equity Bank account description. We’ve worked together to find the right account for your needs, but if you feel a different type of Equity Bank account may suit you better, please let us know! Community First Bank Account New Equity Bank Account Cool Checking ECO Checking Choice 50+ Checking Interest Checking Premier Charter Checking Choice Checking Way Checking Employee Director Checking Integrity Checking Gold Checking Premiere Checking e-Checking e-Checking Second Chance Checking Impact Checking Health Savings HSA Checking Personal Savings Little Partner Savings ECO Savings Uncle Sam Savings Vacation Club Savings e-Savings e-Savings Christmas Club Savings Christmas Club Savings Personal Money Market Platinum Money Market Business Checking Small Business Checking Business Analyzed Checking Commercial Analysis Checking Business Checking Plus Sole Proprietor Checking (for Sole Proprietors) Community Checking (for Clubs & Non-Profit Orgs) Business Demand Deposit Interest Checking Business Interest Checking Business Savings Business ECO Savings Commercial Money Market Business Platinum Money Market Repo Account Sweep Account IOLTA Checking (for IOLTA & Access to Justice Foundation) Professional Trust Checking Professional Trust Checking (for Real Estate Foundation) Your Statement CyclesIf you receive paper statements for your consumer account, you may receive one final statement from Community FirstBank, up to November 13, 2016.This statement will indicate interest paid to your account and any service charges assessed to your account. Beginning with statements issued after November 13, you will receive an Equity Bank paper statement or eStatement. Please contact us with any questions.4 equitybank.com/community-first

Checking Account Comparison

	Platinum	Gold	SMART	ECO
Minimum Opening Deposit	$100	$100	$100	$100
Monthly Service Charge	$0 with daily balance of $2,000; otherwise, $10 per month.	$0 with daily balance of $1,000; or $25,000 combined deposit balance; otherwise, $10 per month.	$10	$0
All ATM fees blocked Nationwide	✓	✓	✓	✓
Free MasterCard debit card	✓	✓	✓	✓
Free Check Writing & Electronic Transactions	10 debit card transactions per month required; excludes ATM	✓	✓	✓
Free Online Banking	✓	✓	✓	✓
Free Unlimited Online Bill Pay	✓	✓	✓	✓
Free eStatements	Required	✓	✓	Free eStatement; Paper statement available for $5 per month
Free 24-hour Telephone Banking	✓	✓	✓	✓
Free Mobile Banking	✓	✓	✓	✓
Free Stop Payments	✓			
Free Cashier's Checks & Money Orders	✓			
Additional Information for Interest Earning Accounts				
Requirements for Earning Interest	Each month you must meet the following requirements to earn the premium interest rate on balances up to $25,000: • Enroll for free eStatements. • Enroll for free Online Banking • Complete 10 debit card transactions per month. Excludes ATM transactions.	Competitive interest rate earned on entire account balance.	Terms subject to change.	

Other Services

Loan Accounts

All Community First loan and mortgage accounts will remain with the same terms and conditions. If you currently use a Community First payment book to make loan payments, please continue to use your current coupon book for future payments.

Your Checks

Please continue to use your Community First Bank checks until they run out. Upon reorder, you will be issued Equity Bank checks. You may reorder checks at equitybank.com or at any Equity Bank location.

Your checking account number? It stays the same! No changes! Be sure to use our Equity Bank routing number 101105354 to modify automatic payments or set up new automatic payments.

Safe Deposit Boxes

Your Community First safe deposit box will retain the same annual rent amount.

Certificate of Deposit Accounts

Your Community First certificates of deposit or individual retirement account will retain the same interest rate, terms and conditions until maturity.

Your Credit Card

Please continue to use your Community First Bank credit card as you are accustomed. Before expiration, you will receive a new credit card by mail. With any questions, please contact us.

ID TheftSmart

Your enrollment in ID TheftSmart continues with identical terms and conditions for as long as you maintain your account with Equity Bank. You may terminate your enrollment at any time by contacting Equity Bank.

5 equitybank.com/community-first

Your Debit Card

Please continue to use your Community First Bank debit card. Before its expiration, we will issue you a new Equity Bank debit card.

This means your existing bill payments, automatic payments, and service with your current debit card should continue uninterrupted, with no need for action from you. Please continue to use your Community First debit card until it expires.

Once you receive your new Equity Bank debit card, you may activate your new card by calling the number provided on the sticker on the front of the card.


EQUITY BANK
0000 1234 5678 9010
02/04
BOBBY BANKPUPPET
EQUITY BANK
0000 1234 5678 9010
02/04
BOBBY BANKPUPPET

Your School-Sponsored Debit Card!

Your custom card design isn't going away! Upload an image of your choice to your new Equity Bank debit card, or continue to choose from one of our local school-sponsored debit cards, as well as numerous other designs.

Visit www.mydebitcarddesign.com for more!

Additional Account Information

Equity ECO Checking

Minimum Balance Requirements

None.

Dormant/Inactive Account Information

A dormant service charge of $5 per month will be charged after 12 months of no activity or communication and your balance is lower than $500.

Processing Order

All credit transactions are processed first. Debits, or withdrawals, from your account will be processed as follows: ATM/Debit Card transactions, checks and then Preauthorized transactions (i.e. ACH Payments). Items are processed from highest to lowest within each category.

Transaction Limitations

No transaction limitations apply to this account.

Additional Information Regarding Your Account

Statements received on this account will be truncated statements, no check or deposit ticket images will be shown. Check and deposit ticket images can be obtained through Online Banking at no charge. Electronic statements through Online Banking are free; paper statements are $5 per month. Cool Checking customers who currently receive complimentary paper statements will not be assessed the $5.00 monthly fee.

Choice Checking

Variable Rate Information

The interest rate on your account is 0.08%, with an annual percentage yield (APY) of 0.08%. Your interest rate and annual percentage yield may change.

Determination of Rate

At our discretion, we may change the interest rate on your account.

Frequency of Rate Changes

We may change the interest rate on your account at any time.

Limitations on Rate Changes

There are no maximum or minimum interest rate limits for this account.

Compounding and Crediting

Interest will be compounded monthly and will be credited to your account monthly. If you close your account before interest is credited, you will not receive the accrued interest.

Minimum Balance Requirements

You must maintain a minimum average daily balance of $500 in your account to obtain the disclosed annual percentage yield. The average daily balance is calculated by adding the balance in the account for each day of the period and dividing that figure by the number of days in the period. The period we use to make this calculation is monthly.

Dormant/Inactive Account Information

A dormant service charge of $5 per month will be charged after 12 months of no activity or communication and your balance is lower than $500.

Processing Order

All credit transactions are processed first. Debits, or withdrawals, from your account will be processed as follows: ATM/Debit Card transactions, checks and then Preauthorized transactions (i.e. ACH Payments). Items are processed from highest to lowest within each category.

Balance Computation Method

We use the daily balance method to calculate interest on your account. This method applies a daily periodic rate to the principal in the account each day.

Accrual on Noncash Deposits

Interest begins to accrue on the business day you deposit noncash items (for example, checks).

Transaction Limitations

No transaction limitations apply to this account.

Additional Information Regarding Your Account

Customers may request one free box of logo checks per year. Wallet style only.

Gold Checking

Variable Rate Information

The interest rate on your account is 0.20%, with an annual percentage yield (APY) of 0.20%. Your interest rate and annual percentage yield may change.

Determination of Rate

At our discretion, we may change the interest rate on your account.

Frequency of Rate Changes

We may change the interest rate on your account at any time.

Limitations on Rate Changes

There are no maximum or minimum interest rate limits for this account.

Compounding and Crediting

Interest will be compounded monthly and will be credited to your account monthly. If you close your account before interest is credited, you will not receive the accrued interest.

Minimum Balance Requirements

A monthly service charge of $10 will be imposed every statement cycle if the daily balance in the account falls below $1,000 any day of the statement cycle.

The monthly service charge will be waived if you keep $25,000 or more combined in your personal deposit accounts with Equity Bank (including checking, savings, money market and CDs).

Dormant/Inactive Account Information

A dormant service charge of $5 per month will be charged after 12 months of no activity or communication and your balance is lower than $500.

Processing Order

All credit transactions are processed first. Debits, or withdrawals, from your account will be processed as follows: ATM/Debit Card transactions, checks and then Preauthorized transactions (i.e. ACH Payments). Items are processed from highest to lowest within each category.

Balance Computation Method

We use the daily balance method to calculate interest on your account. This method applies a daily periodic rate to the principal in the account each day.

Accrual on Noncash Deposits

Interest begins to accrue on the business day you deposit noncash items (for example, checks).

Transaction Limitations

No transaction limitations apply to this account.

E-Checking

Minimum Balance Requirements

None.

Dormant/Inactive Account Information

A dormant service charge of $5 per month will be charged after 12 months of no activity or communication and your balance is lower than $500.

Processing Order

All credit transactions are processed first. Debits, or withdrawals, from your account will be processed as follows: ATM/Debit Card transactions, checks and then Preauthorized transactions (i.e. ACH Payments).

6 ⋮ equitybank.com/community-first

Items are processed from highest to lowest within each category.

Transaction Limitations

No transaction limitations apply to this account.

Additional Information Regarding Your Account

An e-Savings account is required to have this checking account. In order to receive the disclosed interest rate and annual percentage yield on the e-Saving account you must conduct 15 Debit Card point of sale purchases and have at least one (1) direct deposit or ACH debit transaction per statement cycle. Each Debit Card transaction must be hard posted to the account to be included in the 15 required per statement cycle. ATM transactions do not qualify as Debit Card transactions. At least one direct deposit or ACH debit transaction must be hard posted to the account per statement cycle.

In addition to the above, both the e-Checking and e-Savings accounts must be enrolled in Online Banking within 10 days of account opening. Electronic statements are the only type of statement allowed on these accounts.

If account requirements are not met, the interest rate on the e-Savings account will drop to the fallback rate of the Eco Savings account. This is determined by the transactions posted and cleared each statement cycle.

If the e-Savings account is closed, this e-Checking account will convert to the Eco Checking account.

Eco Checking Account – No minimum balance requirements, no transaction requirements, non-interest bearing, no monthly service charge, electronic statements through Online Banking are free; paper statements are $5 per month.

Impact Checking

Minimum Balance Requirements

None.

Dormant/Inactive Account Information

A dormant service charge of $5 per month will be charged after 12 months of no activity or communication and your balance is lower than $500.

Processing Order

All credit transactions are processed first. Debits, or withdrawals, from your account will be processed as follows: ATM/Debit Card transactions, checks and then Preauthorized transactions (i.e. ACH Payments). Items are processed from highest to lowest within each category.

Transaction Limitations

No checks are issued on this account. All clearing items must be electronic through Online Banking transfers, ATM/Debit Card purchases, ATM Withdrawals or ACH Payments. In person withdrawals can be made at any Equity Bank branch location. Account is subject to closure if a check clears account.

Bill Payment through Online Banking is not offered with this account.

Overdrafts are not allowed on this account, should an overdraft occur the account will be subject to closure.

Additional Fee Information

Your account will incur a Service Charge of $10.00 per month.

HSA Checking

Variable Rate Information

The interest rate on your account is 0.09%, with an annual percentage yield (APY) of 0.09%. Your interest rate and annual percentage yield may change.

Determination of Rate

At our discretion, we may change the interest rate on your account.

Frequency of Rate Changes

We may change the interest rate on your account at any time.

Limitations on Rate Changes

There are no maximum or minimum interest rate limits for this account.

Compounding and Crediting

Interest will be compounded monthly and will be credited to your account monthly. If you close your account before interest is credited, you will not receive the accrued interest.

Minimum Balance Requirements

You must maintain a minimum daily balance of $2,500 in the account each day to obtain the disclosed annual percentage yield. You will earn interest for every day during the period that your account equals or exceeds the minimum daily balance requirement.

Balance Computation Method

We use the daily balance method to calculate the interest on your account. This method applies a daily periodic rate to the principal in the account each day.

Accrual on Noncash Deposits

Interest begins to accrue on the business day you deposit noncash items (for example, checks).

Fees and Charges

Paper debit transactions, such as checks and in person withdrawals, in excess of one per month will be charged $1 per transaction.

Transaction Limitations

The minimum amount you may deposit is $25. Contributions are limited to the max allowed under IRS rules for the tax year unless the contribution is a rollover contribution. For individuals who have attained age 55 before the close of the taxable year, the contribution limit is increased by an additional $1,000. You agree not to exceed the limits. Limits may change and are not controlled by us. For the most current information on contributions, please see www.irs.gov Publication 969.

Health Savings Account

Health Savings Accounts (HSAs) are subject to limitations and/or penalties imposed by the Internal Revenue Service. Please see your HSA Agreement or your tax advisor for additional information.

Additional Information Regarding Your Account

If the balance falls below $100 at any time during the statement cycle the account will be closed.

We have the right to amend the Health Savings Trust Agreement at any time. Any amendments we make to comply with the Code and related Regulations do not require your consent. You will be deemed to have consented to any other amendment unless, within 30 days from the date we mail the amendment, you notify us in writing that you do not consent.

IRS Regulations allow non-taxable withdrawals from an HSA to pay qualified medical expenses for you, your spouse and your dependent(s). The Trustee is not required to monitor withdrawals. Withdrawals not made to pay qualified medical expenses, except in the case of a rollover or disbursement to a spouse due to death, will result in a taxable event. Consult your tax advisor.

ECO Savings

Eligibility Requirements

The Minimum Balance Requirements will be waived for students under the age of 18.

Variable Rate Information

The interest rate on your account is 0.09%, with an annual percentage yield (APY) of 0.09%. Your interest rate and annual percentage yield may change.

Determination of Rate

At our discretion, we may change the interest rate on your account.

Frequency of Rate Changes

We may change the interest rate on your account at any time.

Limitations on Rate Changes

There are no maximum or minimum interest rate limits for this account.

Compounding and Crediting

Interest will be compounded quarterly and will be credited to your account quarterly. If you close your account before interest is credited, you will not receive the accrued interest.

Minimum Balance Requirements

A monthly service charge of $5 will be imposed every month if the daily balance in the account falls below $200 any day of the month.

Dormant/Inactive Account Information

A dormant service charge of $5 per month will be charged after 36 months of no activity or communication and your balance is lower than $500.

Processing Order

All credit transactions are processed first. Debits, or withdrawals, from your account will be processed as follows: ATM/Debit Card transactions, checks and then Preauthorized transactions (i.e. ACH Payments). Items are processed from highest to lowest within each category.

Balance Computation Method

We use the average daily balance method to calculate interest on your account. This method applies a periodic rate to the average daily balance in the account for the period. The average daily balance is calculated by adding the principal in the account for each day of the period and dividing that figure by the number of days in the period.

Accrual on Noncash Deposits

Interest begins to accrue on the business day you deposit noncash items (for example, checks).

Transaction Limitations

Transfers from a savings account to another account or to third party by preauthorized, automatic, or telephone transfers are limited to six per month. A service charge of $1 will be charged for each withdrawal in excess of two during a month.

E-Savings

Tired Variable Rate Information

If your average daily balance is equal to or greater than $75,000.01, the interest rate paid only for that portion will be 0.11%. The annual percentage yield (APY) for this tier will range from 0.45% to 0.11%, depending on the balance in the account.

If your average daily balance is equal to or greater than $15,000.01 but less than or equal to $75,000, the interest rate paid only for that portion will be 0.16%. The annual percentage yield (APY) for this tier will range from 1.62% to 0.45%, depending on the balance in the account.

If your average daily balance is less than $15,000.01, the interest rate paid on the entire portion will be 1.61%. The annual percentage yield (APY) for this tier is 1.62%

Your interest rate and annual percentage yield may change.

Determination of Rate

At our discretion, we may change the interest rate on your account.

Frequency of Rate Changes

We may change the interest rate on your account at any time.

Limitations on Rate Changes

There are no maximum or minimum interest rate limits for this account.

Additional Rate Information

An e-Checking account is required to have this savings account. In order to receive the disclosed interest rate and annual percentage yield you must conduct 15 Debit Card point of sale purchases and have at least one (1) direct deposit or ACH debit transaction per statement cycle on your e-Checking account. Each Debit Card transaction must be hard posted to the e-Checking account to be included in the 15 required per statement cycle. ATM transactions do not qualify as Debit Card transactions. At least one direct deposit or ACH debit transaction must be hard posted to the e-Checking account per statement cycle.

In addition to the above, both the e-Checking and e-Savings accounts must be enrolled in Online Banking within 10 days of account opening. Electronic statements are the only type of statement allowed on these accounts.

If account requirements are not met, the interest rate on this account will drop to the fallback rate of the Eco Savings account for that statement cycle on the entire balance in the account. Account requirements are determined by the transactions posted and cleared each statement cycle.

If the e-Checking account is closed, this e-Savings account will convert to the Eco Savings account.

Eco Savings Account - A monthly service charge of $5 will be imposed every statement cycle if the daily

7 equitybank.com/community-first

the balance same in . the A service account charge falls of below $1 will $200 be any charged day of for the each statement withdrawal cycle in . Transaction excess of two limitations during a month remain . Compounding and CreditingInterest account will before be interest compounded is credited, monthly you and will will not be receive credited the accrued to your account interest .monthly. If you close your Minimum Balance RequirementsNone.Dormant/Inactive Account Information A and dormant your balance service charge is lower of than $5 per $500 month . will be charged after 36 months of no activity or communication Processing OrderAll as follows: credit transactions ATM/Debit Card are processed transactions, first checks . Debits, and or then withdrawals, Preauthorized from transactions your account (i. e will . ACH be Payments) processed. Items are processed from highest to lowest within each category.Balance Computation MethodWe a periodic use the rate average to the daily average balance daily method balance to in calculate the account interest for the on period your .account The average . This method daily balance applies is calculated the number by of adding days in the the principal period. in the account for each day of the period and dividing that figure by Accrual on Noncash Deposits Interest begins to accrue on the business day you deposit noncash items (for example, checks).Transaction LimitationsTransfers or telephone from transfers a savings are account limited to to another six per month account . A or service to third charge party of by $ 2 preauthorized, will be charged automatic, for each withdrawal in excess of six during a month.Christmas Club SavingsVariable Rate InformationThe interest interest rate and rate annual on your percentage account is yield 0.09%, may with change an annual . percentage yield (APY) of 0.09%. Your Determination of RateAt our discretion, we may change the interest rate on your account.Frequency of Rate ChangesWe may change the interest rate on your account at any time.Limitations on Rate ChangesThere are no maximum or minimum interest rate limits for this account.Compounding and CreditingInterest account will before be interest compounded is credited, annually you and will will not be receive credited the accrued to your account interest .annually. If you close your Minimum Balance RequirementsNone.Dormant/Inactive Account Information A and dormant your balance service charge is lower of than $5 per $500 month . will be charged after 12 months of no activity or communication Processing OrderAll as follows: credit transactions ATM/Debit Card are processed transactions, first checks . Debits, and or then withdrawals, Preauthorized from transactions your account (i. e will . ACH be Payments) processed. Items are processed from highest to lowest within each category.Balance Computation MethodWe a periodic use the rate average to the daily average balance daily method balance to in calculate the account interest for the on period your account . The average . This method daily balance applies is calculated the number by of adding days in the the balance period. in the account for each day of the period and dividing the figure by Accrual on Noncash DepositsInterest begins to accrue on the business day you deposit noncash items (for example, checks).Transaction LimitationsThis account is only allowed one annual withdrawal completed by Equity Bank. Withdrawals from this account prior to the annual payout will subject the account to closure. A $10 service charge will be assessed if the account is closed before the annual statement cycle or if any type of withdrawal is made.This account is not allowed to have electronic withdrawals, checks, ATM/Debit Card, or bill pay access. You may make an unlimited number of deposits into your account.Additional Information Regarding Your AccountYou Christmas will receive Club Savings a check account for the balance with an of automatic the account deposit annually will automatically during the first remain week open of November . . A Platinum Money MarketTired Variable Rate InformationIf account your average will be 0 daily .10%, balance with an is annual below percentage $25,000, the yield interest (APY) rate of 0 paid .10% on . the entire balance in your If rate your paid average on the daily entire balance balance is in equal your to account or greater will be than 0.15%, $25,000 with but an less annual than percentage $50,000, the yield interest (APY) of 0.15%.If rate your paid average on the daily entire balance balance is in equal your to account or greater will than be 0 .$ 20%, 50,000 with but an less annual than percentage $100,000, the yield interest (APY) of 0.20%.If balance your average in your daily account balance will be is equal 0.20%, to with or greater an annual than percentage $100,000, the yield interest (APY) of rate 0. 20% paid. on the entire Your interest rate and annual percentage yield may change.Determination of RateAt our discretion, we may change the interest rate on your account.Frequency of Rate ChangesWe may change the interest rate on your account at any time.Limitations on Rate ChangesThere are no maximum or minimum interest rate limits for this account.Compounding and CreditingInterest account will before be interest compounded is credited, monthly you and will will not be receive credited the accrued to your account interest .monthly. If you close your Minimum Balance RequirementsA falls monthly below service $5,000 charge any day of of $5 the will statement be imposed cycle every . statement cycle if the daily balance in the account Dormant/Inactive Account Information A and dormant your balance service charge is lower of than $5 per $500 month . will be charged after 36 months of no activity or communication Processing OrderAll as follows: credit transactions ATM/Debit Card are processed transactions, first checks . Debits, and or then withdrawals, Preauthorized from transactions your account (i. e will . ACH be Payments) processed. Items are processed from highest to lowest within each category.Balance Computation MethodWe a periodic use the rate average to the daily average balance daily method balance to in calculate the account interest for the on period your .account The average . This method daily balance applies is calculated the number by of adding days in the the principal period. in the account for each day of the period and dividing that figure by Accrual on Noncash DepositsInterest begins to accrue on the business day you deposit noncash items (for example, checks).Transaction LimitationsTransfers check, automatic, from an Equity or telephone Platinum Money transfer Market are limited account to to six another per month account . A or service third party charge by preauthorized, of $5 will be charged for each debit transaction in excess of six per month.Current Rate Information most The rate(s) recent and seven annual calendar percentage days, and yield(s) were disclosed accurate on as the of 10/01/2016 above accounts . To were obtain offered current within rate and the annual percentage yield information, please contact your local branch or call us at 888-733-5041.Courtesy Pay(For consumer accounts only. Excluding Impact Checking.)There funds are transfers several or ways other your withdrawal account can requests; become (2) overdrawn, payments such authorized as (1) the by payment you (i .of e. checks, signature electronic -based or point (5) of the sale deposit transactions); of items which, (3) the according return of unpaid to the bank’s items deposited Funds Availability by you; (4) Policy, bank are service treated charges; as not yet available or finally paid. While enough we money, are not as obligated long as you to maintain pay any your item account presented in “good for payment standing,” if your we may account approve does your not overdraft contain items privilege within consideration, your current your available account Courtesy is in “good Pay standing” limit as a if non you -(1) contractual deposit enough courtesy money . For overdraft to bring your payment account of all to bank a positive fees and end charges); -of-day balance (2) avoid at excessive least once overdrafts every 30 suggesting calendar days the use (including of Courtesy the Pay as a continuing line of credit; and (3) have no legal orders, levies or liens against your account. low, In the per normal the bank’s course policy of business, . We reserve we generally the right pay to change electronic the transactions order of payment first and without then checks notice high to you to order if we suspect we pay your fraud items or possible in may illegal create activity multiple affecting overdraft your items account in a single . Also, banking please be day aware and that you will the be according charged to our our Overdraft records, is Charge $5 or less of $ overdrawn, 33.98 for each you overdraft will not incur item an paid overdraft . If your charge end-of . -A day continuous balance, days Overdraft and bank Fee of holidays $5 per day . There will is be a charged daily cap beginning of $169.90 the per eighth day (five day overdrawn, transactions) excluding on overdraft weekend and return check charges. You time may of opting opt out out of. the Normally, privilege we at will any not time, approve but you an are overdraft responsible for you for in any excess overdrawn of the predetermined balances at the amount the overdraft assigned plus to the your bank’s account Overdraft type. Charge So as not of $ to 33 exceed .98 per your item limit, and the please continuous note that Overdraft the amount Fee of of $5 per day will be deducted from the overdraft limit. for We you may . For refuse example, to pay an we overdraft typically item do not at pay any overdraft time even items though if your we may account have is previously not in good paid standing overdrafts as using defined Courtesy above, Pay or, if excessively based upon or our seem review to be of using your Courtesy account management, Pay as a regular we line determine of credit that . You you will are be charged a Returned Check Charge of $33.98 for each item returned. 8 equitybank.com/community-first

We will notify you promptly of any non-sufficient funds items paid or returned that you may have; however, we have no obligation to notify you before we pay or return any item. The amount of any overdraft including our Overdraft Charge of $33.98, the continuous Overdraft Fee of $5 per day will be deducted from the overdraft limit and/or a Returned Check Charge of $33.98 that you owe us is due and payable upon demand. Even if we do not ask you for payment, you must repay us, no later than 30 calendar days after the creation of the overdraft. If there is an overdraft on an account with more than one owner on the signature card, each owner and agent, if applicable, is jointly and severally liable for all overdrafts including all fees charged.Courtesy Pay should not be viewed as an encouragement to overdraw your account. To avoid fees, we encourage you to keep track of your account balance by entering all items in your check register, reconcile your checkbook regularly, and manage your finances responsibly. If you would like to have this service removed from your account, please call 1-888-733-5041.Customers who are currently enrolled in Community First Bank’s Overdraft Privilege program will automatically be enrolled in Courtesy Pay. Your overdraft limit will remain the same. Please note that your Courtesy Pay limit may be available for each item paid under the limit created by checks and other transactions made using your checking account number, such as a teller withdrawal, an automatic payment (ACH) transaction, or automatic bill payment and recurring debit card payment. Also, at your request, we may authorize and pay ATM transfers or withdrawals and everyday debit card purchases using your limit. If you requested Community First Bank to authorize and pay ATM transfers or withdrawals and everyday debit card purchases this authorization will continue. Your available balance may be affected by authorizations which could create additional overdrafts and associated fees. When you ask for your account balance, please remember the amount we show you does not include your overdraft limit.LIMITATIONS: Courtesy Pay is a non-contractual courtesy that is available to individually/jointly owned accounts in good standing for personal use. Equity Bank reserves the right to limit participation to one account per household and to suspend, revoke or discontinue this service without prior notice. If your limit is suspended, unless we notify you otherwise or you request this service be removed from your account, your limit will be made available to cover overdrafts again the first business day after you bring your account to a positive end-of-day balance. If you receive a direct deposit of your monthly Social advise Security us to prevent payment us paying into your your checking overdrafts account with these and do funds not want . Courtesy Pay eligibility, you must Electronic Fund Transfer ServicesFor purposes of this disclosure and agreement the terms “we”, “us” and “our” refer to Equity Bank. The terms “you” and “your” refer to the recipient of this disclosure and agreement.The Electronic Fund Transfer Act and Regulation E require institutions to provide certain information to customers regarding electronic fund transfers (EFTs). This disclosure applies to any EFT service you receive from us related to an account established primarily for personal, family or household purposes. This disclosure does not apply business accounts or accounts used for business purposes. Examples of EFT services include direct deposits to your account, automatic regular payments made from your account to a third party and one-time electronic payments from your account using information from your check to pay for purchases or to pay bills. This disclosure also applies to the use of your ATM Card, Standard Debit Card, Student Debit Card or Premier Debit Card at automated teller machines (ATMs) and any networks described below.TERMS AND CONDITIONS. The following provisions govern the use of electronic fund transfer (EFT) services through accounts held by Equity Bank which are established primarily for personal, family or household purposes. If you use any EFT services provided, you agree to be bound by the applicable terms and conditions listed below. Please read this document carefully and retain it for future reference.Electronic Fund Transfer Services ProvidedSERVICES CARD OR PREMIER PROVIDED DEBIT THROUGH CARD USE OF ATM CARD, STANDARD DEBIT CARD, STUDENT DEBIT If you have received an electronic fund transfer card (“ATM Card,” “Standard Debit Card,” “Student Debit Card” or “Premier Debit Card”- hereinafter referred to collectively as “ATM Card or Debit Card”) from us you may use it for the type(s) of services noted below, and the following provisions are applicable:USING YOUR CARD AND PERSONAL IDENTIFICATION NUMBER (“PIN”). In order to assist us in maintaining the security of your account and the terminals, the ATM Card or Debit Card remains our property and may be revoked or canceled at any time without giving you prior notice. You agree not to use your ATM Card or Debit Card for a transaction that would cause your account balance to go below zero, or to access an account that is no longer available or lacks sufficient funds to complete the transaction, including any available line of credit. We will not be required to complete any such transaction, but if we do, we may, at our sole discretion, charge or credit the transaction to another account; you agree to pay us the amount of the improper withdrawal or transfer upon request.Your ATM Card may only be used with your PIN. Certain transactions involving your Debit Card require use of your PIN. Your PIN is used to identify you as an authorized user. Because the PIN is used for identification purposes, you agree to notify Equity Bank immediately if your ATM Card or Debit Card is lost or if the secrecy of your PIN is compromised. You also agree not to reveal your PIN to any person not authorized by you to use your ATM Card or Debit Card or to write your PIN on your ATM Card or Debit Card or on any other item kept with your ATM Card or Debit Card. We have the right to refuse a transaction on your account when your ATM Card or Debit Card or PIN has been reported lost or stolen or when we reasonably believe there is unusual activity on your account.The security of your account depends upon your maintaining possession of your ATM Card or Debit Card and the secrecy of your PIN. You may change your PIN if you feel that the secrecy of your PIN has been compromised. You may change your PIN by requesting an Easy PIN Reference Number at any Equity Bank branch location.ATM ServicesATM CARD SERVICES. The services available through use of your ATM Card are described below. You may withdraw cash from your checking account(s), savings account(s), money market account(s), and NOW account(s).You may transfer funds between your checking and savings accounts, checking and money market accounts, checking and NOW accounts, savings and money market accounts, savings and NOW accounts, and NOW accounts and money market accounts.You may make balance inquiries on your checking account(s), savings account(s), money market account(s), and NOW account(s).DEBIT CARD SERVICES. The services available through use of your Standard Debit Card, Student Debit Card and Premier Debit Card are described below.STANDARD DEBIT CARD SERVICES—The following services are available through use of your Standard Debit Card: You may withdraw cash from your checking account(s), savings account(s), money market account(s), and NOW account(s).You may transfer funds between your checking and savings accounts, checking and money market accounts, checking and NOW accounts, savings and money market accounts, savings and NOW accounts, and NOW accounts and money market accounts.You may make balance inquiries on your checking account(s), savings account(s), money market account(s), and NOW account(s).STUDENT DEBIT CARD SERVICES—The following services are available through use of your Student Debit Card: You may withdraw cash from your checking account(s), savings account(s), money market account(s), and NOW account(s).You may transfer funds between your checking and savings accounts, checking and money market accounts, checking and NOW accounts, savings and money market accounts, savings and NOW accounts, and NOW accounts and money market accounts.You may make balance inquiries on your checking account(s), savings account(s), money market account(s), and NOW account(s).NETWORK. Your ability to perform the transactions or access the accounts set forth above depends on the location and type of ATM you are using and the network through which the transaction is being performed. A specific ATM or network may not perform or permit all of the above transactions. Besides being able to use your ATM Card or Debit Card at our ATM terminals, you may access your accounts through the following network(s): Pulse, PLUS, and Cirrus.POINT OF SALE TRANSACTIONSYou may use your ATM Card, Standard Debit Card, Student Debit Card or Premier Debit Card (‘‘POS Access Card’’) to purchase goods and services from merchants that have arranged to accept your POS Access Card as a means of payment (these merchants are referred to as “Participating Merchants”). Some Participating Merchants may permit you to receive cash back as part of your purchase. Purchases made with your POS Access Card, including any purchase where you receive cash, are referred to as “Point of Sale” transactions and will cause your “designated account” to be debited for the amount of the purchase. The designated account for ATM Card transactions is your Checking, NOW, Money Market or Savings Account. The designated account for Standard Debit Card transactions is your Checking, NOW, Money Market or Savings Account. The designated account for Student Debit Card transactions is your Checking, NOW, Money Market or Savings Account. The designated account for Premier Debit Card transactions is your Checking, NOW, Money Market or Savings Account.In addition, your Standard Debit Card, Student Debit Card or Premier Debit Card may be used at any merchant that accepts MasterCard® debit cards for the purchase of goods and services. Your card may also be used to obtain cash from your designated account at participating financial institutions. Each time you use your POS Access Card, the amount of the transaction will be debited from your designated account. We have the right to return any check or other item drawn against your account to ensure there are funds available to pay for the transactions. We may, but do not have to, allow transactions which exceed your available account balance or, if applicable, your available overdraft protection. If we do, you agree to pay the overdraft.CURRENCY CONVERSION—MasterCard®. If you perform transactions with your card with the MasterCard® logo in a currency other than US dollars, MasterCard International Inc. will convert the charge into a US dollar amount. At MasterCard International they use a currency conversion procedure, which is disclosed to institutions that issue MasterCard®. Currently the currency conversion rate used by MasterCard® International to determine the transaction amount in US dollars for such transactions is generally either a government mandated rate or wholesale rate, determined by MasterCard International for the processing cycle in which the transaction is processed, increased by an adjustment factor established from time to time by MasterCard International. The currency conversion rate used by MasterCard International on the processing date may differ from the rate that would have been used on the purchase date or the cardholder statement posting date.IMPORTANT ADDITIONAL FEE NOTICE: MasterCard charges an Internal Service Fee on all international transactions. Therefore, transactions completed with your MasterCard debit card will be subject to an International Service Assessment (ISA) Fee of 1.100% of the transaction amount when there is a currency conversion. If there is no currency conversion (the transaction is completed in the same currency as your country as cardholder), the ISA Fee will be 0.900% of the transaction amount.9 equitybank.com/community-first

SERVICES PROVIDED THROUGH USE OF EQUITY BANK INFO LINE

You may perform the following functions through use of Equity Bank Info Line.

You may initiate transfers of funds between your checking and savings accounts, checking and money market accounts, checking and NOW accounts, savings and money market accounts, savings and NOW accounts, and NOW accounts and money market accounts.

You may make balance inquiries on your checking account(s), savings account(s), money market account(s), and NOW account(s).

You may change your PIN via the telephone.

PREAUTHORIZED TRANSFER SERVICES

You may arrange for the preauthorized automatic deposit of funds to your checking account(s), savings account(s), money market account(s), and NOW account(s).

You may arrange for the preauthorized automatic payment of bills from your checking account(s), savings account(s), money market account(s), and NOW account(s).

SERVICES PROVIDED THROUGH USE OF EQUITY BANK ON-LINE BANKING

Equity Bank offers its customers use of our Equity Bank On-Line Banking service.

- You may transfer funds between your checking and savings account(s), checking and money market account(s), checking and NOW account(s), savings and money market account(s), savings and NOW account(s), and NOW account(s) and money market account(s).
- You may make loan payments to your Equity Bank loan from your Equity Bank deposit account.
- You may make balance inquiries on your checking account(s), savings account(s), money market account(s), NOW account(s), and any loans.
- You may view checks that have been presented for payment against your account.
- You may retrieve account statements on your accounts.
- You may change your account password.
- You may pay bills to businesses or individuals. You may initiate payments from your checking account(s), savings account(s), money market account(s), or NOW account(s).

For more information about Internet Bill Pay and Internet Banking please visit www.equitybank.com, the Equity Bank location nearest you, or call the Bank at 1-888-733-5041.

ELECTRONIC CHECK CONVERSION

You may authorize a merchant or other payee to make a one-time electronic payment from your checking account using information from your check to pay for purchases or to pay bills.

Limitations on Transactions

TRANSACTION LIMITATIONS – ATM CARD

CASH WITHDRAWAL LIMITATIONS - You may withdraw up to $505.00 through use of ATMs in any one day.

POINT OF SALE LIMITATIONS - You may buy up to $100.00 worth of goods or services in any one day through use of our Point of Sale service.

TRANSACTION LIMITATIONS - STANDARD DEBIT CARD

CASH WITHDRAWAL LIMITATIONS - You may withdraw up to $505.00 through use of ATMs in any one day.

POINT OF SALE LIMITATIONS - You may buy up to $2,500.00 worth of goods or services in any one day through use of our Point of Sale service.

TRANSACTION LIMITATIONS - STUDENT DEBIT CARD

CASH WITHDRAWAL LIMITATIONS - You may withdraw up to $255.00 through use of ATMs in any one day.

POINT OF SALE LIMITATIONS - You may buy up to $250.00 worth of goods or services in any one day through use of our Point of Sale service.

OTHER LIMITATIONS

Consumers with an Impact Checking or Impact Savings account are not allowed Bill Payment services through On-line Banking.

The terms of your account(s) may limit the number of withdrawals you may make each month. Restrictions disclosed at the time you opened your account(s), or sent to you subsequently will also apply to your electronic withdrawals and electronic payments unless specified otherwise.

Your standard, student or premier debit card can not be used at rental car companies. These types of transactions have been blocked for your security.

We reserve the right to impose limitations for security purposes at any time.

LIMITS ON TRANSFERS FROM CERTAIN ACCOUNTS. Federal regulation limits the number of checks, telephone transfers, online transfers and preauthorized electronic transfers to third parties (including Point of Sale transactions) from money market and savings type accounts. You are limited to six such transactions from each money market and/or savings type account(s) you have each statement period for purposes of making a payment to a third party or by use of a telephone or computer.

Notice of Rights and Responsibilities

The use of any electronic fund transfer services described in this document creates certain rights and responsibilities regarding these services as described below.

RIGHT TO RECEIVE DOCUMENTATION OF YOUR TRANSFERS

TRANSACTION RECEIPTS. Depending on the location of an ATM, you may not be given the option to receive a receipt if your transaction is $15.00 or less. Upon completing a transaction of more than $15.00, you will receive a printed receipt documenting the transaction (unless you choose not to get a paper receipt). These receipts (or the transaction number given in place of the paper receipt) should be retained to verify that a transaction was performed. A receipt will be provided for any transaction of more than $15.00 made with your ATM Card or Debit Card at a Participating Merchant. If the transaction is $15.00 or less, the Participating Merchant is not required to provide a receipt.

PERIODIC STATEMENTS. If your account is subject to receiving a monthly statement, all EFT transactions will be reported on it. If your account is subject to receiving a statement less frequently than monthly, then you will continue to receive your statement on that cycle, unless there are EFT transactions, in which case you will receive a monthly statement. In any case you will receive your statement at least quarterly.

PREAUTHORIZED DEPOSITS. If you have arranged to have direct deposits made to your account at least once every 60 days from the same person or company:

- You can call us at 1-888-733-5041 to find out whether or not the deposit has been made.

RIGHTS REGARDING PREAUTHORIZED TRANSFERS

RIGHTS AND PROCEDURES TO STOP PAYMENTS. If you have instructed us to make regular preauthorized transfers out of your account, you may stop any of the payments. To stop a payment,

Call us at: 1-888-733-5041	Or write to: Equity Bank Po Box 730 Andover, KS 67002

We must receive your call or written request at least three (3) business days prior to the scheduled payment. If you call, please have the following information ready: your account number, the date the transfer is to take place, to whom the transfer is being made and the amount of the scheduled transfer. If you call, we will require you to put your request in writing and deliver it to us within fourteen (14) days after you call.

NOTICE OF VARYING AMOUNTS. If you have arranged for automatic periodic payments to be deducted from your checking or savings account and these payments vary in amount, you will be notified by the person or company you are going to pay ten days prior to the payment date of the amount to be deducted. You may choose instead to get this notice only when the payment would differ by more than a certain amount from the previous payment, or when the amount would fall outside certain limits that you set.

OUR LIABILITY FOR FAILURE TO STOP PREAUTHORIZED TRANSFER PAYMENTS. If you order us to stop one of the payments and have provided us with the information we need at least three (3) business days prior to the scheduled transfer, and we do not stop the transfer, we will be liable for your losses or damages.

YOUR RESPONSIBILITY TO NOTIFY US OF LOSS OR THEFT

If you believe your ATM Card or Debit Card or PIN or internet banking access code has been lost or stolen, call us at: 1-888-733-5041 (9:00 am - 5:00 pm M-F)

Or write to:
Equity Bank
PO Box 730
Andover, KS 67002

You should also call the number or write to the address listed above if you believe a transfer has been made using the information from your check without your permission.

CONSUMER LIABILITY

Tell us at once if you believe your ATM Card or Debit Card or PIN or internet banking access code has been lost or stolen, or if you believe that an electronic fund transfer has been made without your permission using information from your check. Telephoning is the best way of keeping your possible losses down.

FOR CARDS. If someone uses your ATM Card or Debit Card without your permission, your liability will not exceed $50.00 if you notify us within two(2) business days after learning of the loss or theft of the ATM Card or Debit Card If you fail to notify us within this time frame, you can lose as much as $500.00.

FOR UNAUTHORIZED TRANSFERS. If your statement shows transfers you did not make, including those made by card, code, or other means, tell us at once. If you do not tell us within sixty (60) days after the periodic statement or receipt was transmitted to you, you may not receive back any of the money you lost after the sixty (60) days, and therefore, you could lose all the money in your account (plus your maximum overdraft line of credit, if applicable), if we can prove that we could have stopped someone from taking the money had you given us notice in time.

If a good reason (such as a long trip or hospital stay) keeps you from giving the notice, we will extend the time period.

CONSUMER LIABILITY FOR UNAUTHORIZED TRANSACTIONS INVOLVING STANDARD DEBIT CARD, STUDENT DEBIT CARD OR PREMIER DEBIT CARD

The limitations on your liability for unauthorized transactions described above generally apply to all electronic fund transfers. However, different limitations apply to transactions involving your card with the MasterCard® logo. These limits apply to all unauthorized transactions processed through your MasterCard® logo card.

If you notify us about an unauthorized transaction involving your Standard Debit Card, Student Debit Card or Premier Debit Card within (4) business days after learning of the loss or theft, zero liability will be imposed on you for the unauthorized transaction. In order to qualify for the zero liability protection, you must have exercised reasonable care in safeguarding your card from the risk of loss or theft, you must not have reported two or more incidents of unauthorized use within the preceding twelve (12) months, and your account must be in good standing. Otherwise your liability for unauthorized transactions will not exceed the liability described under "Consumer Liability" above.

ILLEGAL USE OF DEBIT CARD. You agree not to use your Debit Card for any illegal transactions, including internet gambling and similar activities.

IN CASE OF ERRORS OR QUESTIONS ABOUT YOUR TRANSACTIONS

In case of errors or questions about your electronic fund transfers, call us at: 1-888-733-5041

10 equitybank.com/community-first

Or write to:
Equity Bank
PO Box 730
Andover, KS 67002

Or email us at: depositops@equitybank.com

Or use the current information on your most recent account statement.

Notification should be made as soon as possible if you think your statement or receipt is wrong or if you need more information about a transaction listed on the statement or receipt. You must contact Equity Bank no later than 60 days after it sent you the first statement on which the problem or error appears. You must be prepared to provide the following information:

- Your name and account number.
- A description of the error or transaction you are unsure about along with an explanation as to why you believe it is an error or why you need more information.
- The dollar amount of the suspected error.

If you provide oral notice, you will be required to send in your complaint or question in writing within ten (10) business days.

We will determine whether an error occurred within ten (10) business days (twenty (20) business days for new accounts) after we hear from you and will correct any error promptly. If we need more time, however, we may take up to forty-five (45) days (ninety (90) days for new accounts and foreign initiated or Point of Sale transfers) to investigate your complaint or question. If we decide to do this, we will credit your account within ten (10) business days (twenty (20) business days for new accounts) for the amount which you think is in error, so that you will have the use of the money during the time it takes to complete our investigation. If we ask you to put your complaint or question in writing and we do not receive it within ten (10) business days, we may not credit your account. The extended time periods for new accounts apply to all electronic fund transfers that occur within the first thirty (30) days after the first deposit to the account is made, including those for foreign initiated or Point of Sale transactions.

We will tell you the results within three (3) business days after completing our investigation. If we decide that there was no error, we will send you a written explanation.

You may ask for copies of the documents that we used in our investigation.

LIABILITY FOR FAILURE TO COMPLETE TRANSACTION

If we do not complete a transfer to or from your account on time or in the correct amount according to our agreement with you, we will be liable for your losses or damages as provided by law. However, there are some exceptions. We will NOT be liable, for instance:

- If through no fault of ours, you do not have enough money in your account to make the transfer.
- If the transfer would result in your exceeding the credit limit on your line of credit, if you have one.
- If the electronic terminal was not working properly and you knew about the breakdown before you started the transfer.
- If circumstances beyond our control (such as fire or flood, computer or machine breakdown, or failure or interruption of communications facilities) prevent the transfer, despite reasonable precautions we have taken.
- If we have terminated our Agreement with you.
- When your ATM Card or Debit Card has been reported lost or stolen or we have reason to believe that something is wrong with a transaction.
- If we receive inaccurate or incomplete information needed to complete a transaction.
- In the case of preauthorized transfers, we will not be liable where there is a breakdown of the system which would normally handle the transfer.
- If the funds in the account are subject to legal action preventing a transfer to or from your account.
- If the electronic terminal does not have enough cash to complete the transaction.

There may be other exceptions provided by applicable law.

CHARGES FOR TRANSFERS OR THE RIGHT TO MAKE TRANSFERS

Overdraft Transfer from Line of Credit - per transfer	$11.00
Automatic Loan Transfer Payment	FREE

CARD FEES

The following fees and charges may be imposed on your attached account.

ATM Card Replacement	$5.00
Debit Card Replacement	$5.00
PIN Replacement for ATM or Debit Cards	$5.00
Swipe with Style Debit Cards	FREE
Swipe with Style Debit Card Replacements	$5.00
My Debit Card Design	FREE
My Debit Card Design Replacement	$5.00

DISCLOSURE OF ACCOUNT INFORMATION

You agree that merchant authorization messages transmitted in connection with Point of Sale transactions are permissible disclosures of account information, and you further agree to release Equity Bank and hold it harmless from any liability arising out of the transmission of these messages.

We will disclose information to third parties about your account or electronic fund transfers made to your account:

1. Where necessary to complete a transfer or to investigate and resolve errors involving the transfer(s); or
2. In order to verify the existence and condition of your account for a third party such as a credit bureau or merchant; or
3. In order to comply with government agency or court orders; or
4. With your consent.

DEFINITION OF BUSINESS DAY

Business days are Monday through Friday excluding holidays.

AMENDING OR TERMINATING THE AGREEMENT

We may change or amend any of the terms and conditions of the Agreement and those portions of the applicable fee schedules which relate to EFT services, at any time upon at least 21 days written notice to you prior to the effective date of the change or amendment. Your failure to timely furnish notice as set forth in the written notice shall be deemed to be your acceptance of such change or amendment. If you do not agree to abide by a change or amendment, you must notify Equity Bank of the fact prior to the effective date of the change or amendment and cancel this Agreement. Equity Bank may cancel this Agreement at any time, without giving you prior notice. If you or Equity Bank cancels this Agreement at any time, you shall surrender your ATM Card or Debit Card and you may no longer use any of Equity Bank's EFT services other than the automated clearing house transfer services set forth above.

NOTICE OF ATM SAFETY PRECAUTIONS

SAFETY PRECAUTIONS FOR ATM TERMINAL USAGE. Please keep in mind the following basic safety tips whenever you use an ATM:

- Have your ATM Card or Debit Card ready to use when you reach the ATM. Have all of your forms ready before you get to the machine. Keep some extra forms (envelopes) at home for this purpose.
- If you are new to ATM usage, use machines close to or inside a financial institution until you become comfortable and can conduct your usage quickly.
- If using an ATM in an isolated area, take someone else with you if possible. Have them watch from the car as you conduct your transaction.
- Do not use ATMs at night unless the area and machine are well-lighted. If the lights are out, go to a different location.
- If someone else is using the machine you want to use, stand back or stay in your car until the machine is free. Watch out for suspicious people lurking around ATMs, especially during the times that few people are around.
- When using the machine, stand so you block anyone else's view from behind.
- If anything suspicious occurs when you are using a machine, cancel what you are doing and leave immediately. If going to your car, lock your doors.
  - Do not stand at the ATM counting cash. Check that you received the right amount later in a secure place, and reconcile it to your receipt then.
  - Keep your receipts and verify transactions on your account statement. Report errors immediately. Do not leave receipts at an ATM location.

Additional Provisions

Your account is also governed by the terms and conditions of other applicable agreements between you and Equity Bank.

You agree not to reveal your PIN to any person not authorized by you to access your account.

We may offer a discretionary, non-contractual means of paying your overdrafts. However, we DO NOT authorize and pay overdrafts for any of the following types of transactions unless you ask us to:

- ATM Transactions, including cash withdrawals and transfers between accounts, or
- Everyday debit card transactions, such as purchasing items at a store.

If you authorize us to pay overdrafts, you agree to repay any overdraft and any overdraft fees caused by using your card. Unless stated on your ATM's screen, a sign near the ATM, and/or your transaction receipt, your stated balance does not include this overdraft protection. You understand that even if you check your account balance immediately prior to using your card, items such as checks you have written or recent credit/debit activities may not yet have been posted to your account. You may also, for example, have sufficient funds to use your card, but still cause an overdraft on a check that has not yet been processed. If you want to avoid an overdraft, you agree to reconcile your account by checking your periodic statements and any outstanding unpaid items before using your card.



JOIN THE
ATM FEE
REVOLUTION
Never get pushed overboard by an ATM again. Any and all ATM fees are suppressed by the Equity Bank debit card. equitybank.com/bank-puppet

11 equitybank.com/community-first

Consumer Account Fee Schedule

The following fees and charges may be assessed against your account.

Fee Descriptions	Charge
Check printing fees vary by the style of check ordered. (Check orders not allowed on Impact Checking Account)	Varies
Account Reconciliation - per hour	$35.00
Account Research - per hour	$35.00
Archive Statement Copies - each	$3.00
Bagged Coin for Deposit - per bag	$2.50
Cashier's Checks - each	$5.00
Coin and Currency Orders - per order	$3.00
Coin and Currency Orders - per roll	$0.10
Coin and Currency Orders - per strap	$0.25
Collection Items, Incoming/Outgoing - each	$30.00
Copies of Checks - each	$1.00
Counter Checks - each (Counter checks not allowed on Impact Checking Account)	$1.00
Deposit Return Item - each	$5.00
Early Account Closure, within 3 months of opening account	$25.00

Fee Descriptions	Charge
Foreign Checks - each check for deposit	$30.00
Garnishment - Levy - each	$75.00
Money Orders - each	$2.00
Paper Statement Charge - per month (for ECO Checking Account only)	$5.00
Statement Printout - each	$1.00
Safe Deposit Box Drilling	$150.00
Safe Deposit Box Lost Key	$10.00
Stop Payment Fee - each	$33.98
Telephone Balance Inquiry with Equity Bank Representative - per inquiry	$1.00
Transfer Charge, Transfer of Funds by Phone with Equity Bank Representative - per transfer	$2.00
Transfer Charge, Overdraft Transfer from Line of Credit - per transfer	$11.00
Wire Fee, Incoming Transfers – each	$10.00
Wire Fee, Outgoing Transfers – each	$20.00
Wire Fee, International Incoming Transfer - each	$50.00
Wire Fee, International Outgoing Transfer - each	$50.00

Overdrafts and Returned Item Fees (Not applicable for Impact Checking or Health Savings Accounts)	Charge
Overdraft Charge/Return Check Charge - each You will be charged an Overdraft Charge for an overdraft item paid if your account's daily ending balance is overdrawn by more than $5.00. You will be charged a Return Check Charge for each returned item. No more than $169.90 or five Overdraft or Return Check Charges will be applied on any one business day. Overdraft Charge applies to overdrafts created by a check, in-person withdrawal, ATM withdrawal, Debit Card transactions or other electronic means. Return Check Charge applies to an item returned due to insufficient funds.	$33.98
Overdraft Charge (Continuous Overdraft) - per day Assessed on the eighth consecutive overdrawn business day your account is in an overdrawn status. Business days don't include Saturday, Sunday, or Bank Holidays.	$5.00

No ATM Fees ever.

We repel all ATM fees. Anywhere in the U.S.

It's all on the house.

Give it a try with your Equity Bank debit card.



Equity Bank
0000 1234 5678 9010
02/04
BOBBY BANKPUPPET

Cut the strings. Learn how: equitybank.com/bank-puppet.

12 equitybank.com/community-first

Business Account Fee ScheduleThe following fees and charges may be assessed against your account. Fee Descriptions Charge Check printing fees vary by the style of check ordered. Varies Account Reconciliation - per hour $35.00 Account Research - per hour $35.00 Archive Statement Copies - each $3.00 ATM Card Replacement $5.00 Bagged Coin for Deposit - per bag $2.50 Bill Pay - per payment fee after first 30 FREE monthly payments (Small Business Checking Only) $0.20 Cashier’s Checks - each $5.00 Coin and Currency Orders - per order $3.00 Coin and Currency Orders - per roll $0.10 Coin and Currency Orders - per strap $0.25 Collection Items, Incoming/Outgoing - each $30.00 Copies of Checks - each $1.00 Counter Checks - each $1.00 Debit Card Replacement $5.00 Deposit Return Item - each $5.00 Early Account Closure, within 3 months of opening account $25.00 Fee Descriptions Charge Foreign Checks - each check for deposit $30.00 Garnishment - Levy - each $75.00 Internet Banking Token Replacement Fee $20.00 Money Orders - each $2.00 Overdraft Charge/Return Check Charge* - each $33.98 Overdraft Charge (Continuous Overdraft)** - per day $5.00 PIN Replacement for ATM and Debit Cards $5.00 Safe Deposit Box Drilling $150.00 Safe Deposit Box Lost Key $10.00 Statement Printout - each $1.00 Stop Payment Fee - each $33.98 Telephone Balance Inquiry with Equity Bank Representative - per inquiry $1.00 Transfer Charge, Transfer of Funds by Phone with Equity Bank Representative - per transfer $2.00 Transfer Charge, Overdraft Transfer from Line of Credit - per transfer $11.00 Wire Fee, Incoming Transfers – each $10.00 Wire Fee, Outgoing Transfers – each $20.00 Wire Fee, International Incoming Transfer - each $50.00 Wire Fee, International Outgoing Transfer - each $50.00 *Overdraft Charge applies to overdrafts created by a check, in-person withdrawal, automatic or other electronic transaction, or recurring debit card transactions. Also, if specifically requested ATM transfers and everyday debit card purchases. *Return Check Charge applies to an item returned due to insufficient funds. **Overdraft Charge (Continuous Overdraft): Assessed on the eight consecutive overdrawn day your account is in an overdrawn status.For Commercial Analysis Checking Accounts Only: Some of the activity fees listed above and cash management services will be charged through you analysis account monthly. These fees are subject to change at any time at the Bank’s discretion. To obtain a current fee schedule, please call 888-733-5041. In addition, a Deposit Assessment fee may be applied at the Bank’s discretion. A negative collected balance charge may be applied to your account. This charge is calculated by using the prime rate as quoted in the Wall Street Journal plus 3.0 percentage points on average negative collected balance annualized. TURN SCRIBBLES INTO SUCCESSGreat businesses start from great ideas. What’s your napkin story?Our team of business bankers can help you take your dreams, goals, and plans, and turn them into reality. Starting from scribbles on a napkin, let us talk with you about your business, your company, and your napkin story tWRITE YOURS TODAY.Got a napkin story in the works? Let’s get started.(870) 391-8000equitybank.com/napkin-stories13 equitybank.com/community-first

Privacy Notice

Rev. August 2016

FACTS	What does Equity Bank do with your personal information?
Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.
What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include: • Social Security number and income • Account balances and Payment history • Credit history and Credit scores
How?	All financial companies need to share customers' personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers' personal information; the reasons Equity Bank chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information.	Does Equity Bank share?	Can you limit this sharing?
For our everyday business purposes- such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, to report to credit bureaus	Yes	No
For our marketing purposes- to offer our products and services to you	Yes	No
For joint marketing with other financial companies	Yes	Yes
For our affiliates' everyday business purposes- information about your transactions and experiences	Yes	No
For our affiliates' everyday business purposes- information about your creditworthiness	Yes	Yes
For our affiliates to market to you	Yes	Yes
For nonaffiliates to market to you	No	We don't share

To limit our sharing	Mail the form below. **Please note:** If you are a new customer, we can begin sharing your information 30 days from the date we provided or sent this notice. When you are no longer our customer, we continue to share your information as described in this notice. However, you can contact us at any time to limit our sharing.
Questions?	Call toll-free (888) 733-5041.

Mail-in Form

Mark any/all you want to limit:
[ ] Do not share information about my creditworthiness with your affiliates for their everyday business purposes.
[ ] Do not allow your affiliates to use my personal information to market me.
[ ] Do not share my personal information with other financial institutions to jointly market to me.

Name		**Mail to:** Equity Bank Attn: Deposit Ops PO Box 730 Andover, KS 67002
Address		
City, State, Zip		
Account Number		

14 equitybank.com/community-first

Privacy Notice Who we are Who is providing this notice Equity Bank What we do How does Equity Bank protect To protect your personal information from unauthorized access and use, we use security my personal information measures that comply with federal law. These measures include computer safeguards and secured files and buildings. We collect your personal information, for example, when you • Open an account or Deposit money How does Equity Bank collect my • Pay your bills or Apply for a loan personal information • Use your credit or debit card We also collect your personal information from others, such as credit bureaus, affiliates, or other companies. Federal law gives the right to limit only • Sharing for affiliates’ everyday business purposes - information about your creditworthiness Why can’t I limit all sharing • Affiliates from using your information to market to you • Sharing for nonaffiliates to market to you State laws and individual companies may give you additional rights to limit sharing. What happens when I limit sharing for an account I hold Your choices will apply to everyone on your account. jointly with someone else Definitions Companies related by common ownership or control. They can be financial and nonfinancial companies. Affiliates • Our affiliates include financial companies, such as Equity Financial Services Group. Companies not related by common ownership or control. They can be financial and nonfinacial companies. Nonaffiliates • Equity Bank does not share with nonaffilites so they can market to you. A formal agreement between non affiliated financial companies that together market financial products or services to you. Joint marketing • Our joint marketing partner(s) include credit card companies, investment firms, insurance companies, and prepaid card companies. Thank you!Please retain this booklet for all your questions as we continue to introduce you to Equity Bank. With any questions, please call us at 1-888-733-5041 or email customerservice@equitybank.com.15 equitybank.com/community-first

Funds Availability, Terms & Conditions

Funds Availability Policy

PURPOSE OF THIS DISCLOSURE

The information here describes our policy of holding deposited items in a transaction account before funds are made available to you for withdrawal. This is our Funds Availability Policy. In summary our policy is to make your funds available on the first Business Day after the day of deposit. Please refer to the section DETERMINING THE AVAILABILITY OF YOUR DEPOSIT for the complete policy.

For purposes of this disclosure, the terms "you"/"your" refer to the customer and the terms "our"/"we"/"us" refer to Equity Bank. Generally, transaction accounts are accounts which would permit an unlimited number of payments by check to third persons, and also an unlimited number of telephonic and preauthorized transfers to third persons or other accounts you may have with us.

This disclosure is only applicable to checking accounts and does not apply to savings of money market accounts.

DETERMINING THE AVAILABILITY OF YOUR DEPOSIT

The length of the delay varies depending on the type of deposit and is explained below. When we delay your ability to withdraw funds from a deposit, you may not withdraw the funds in cash, and we will not pay checks you have written on your account by using these funds. Even after we have made funds available to you and you have withdrawn the funds, you are still responsible for checks you deposit that are returned to us unpaid and for any other problems involving your deposit.

When we delay your ability to withdraw funds, the length of the delay is counted in Business Days from the day of your deposit. The term "Business Day" means any day other than a Saturday, Sunday or federally declared legal holiday, and the term "Banking Day" means that part of any Business Day on which we are open to the public for carrying on substantially all of our banking functions.

If you make a deposit before the close of business on a Business Day that we are open, we will consider that day to be the day of your deposit. However, if you make a deposit after the close of business or on a day that we are not open, we will consider the deposit made on the next Business Day we are open.

AVAILABILITY SCHEDULE

Our policy is to make funds from your cash and check deposits available to you on the first Business Day after the day we receive your deposit. Electronic direct deposits will be available on the day we receive the deposit. Once the funds are available, you can withdraw them in cash and we will use them to pay checks that you have written.

HOLDS ON OTHER FUNDS FOR CHECK CASHING

If we cash a check for you that is drawn on another financial institution, we may withhold the availability of a corresponding amount of funds that are already in your account. Those funds will be available at the time funds from the check we cashed would have been available if you had deposited it and we decided to delay availability on the deposit.

HOLDS ON OTHER FUNDS IN ANOTHER ACCOUNT

If we accept for deposit a check that is drawn on another financial institution, we may make funds from the deposit available for withdrawal immediately but delay your availability to withdraw a corresponding amount of funds that you have on deposit in another account with us. The funds in the other account would then not be available for withdrawal until the time periods that are described elsewhere in this disclosure for the type of check that you deposited and we decided to delay availability on the deposit.

LONGER DELAYS MAY APPLY

In some cases, we will not make all of the funds that you deposit by check available to you according to the previously stated availability schedule. Depending on the type of check that you deposit, funds may not be available until the second Business Day after the day of your deposit. The first $200.00 of your deposits, however, may be available on the first Business Day after the day of deposit.

If we are not going to make all of the funds from your deposit available to you according to the previously stated availability schedule, we will notify you at the time you make your deposit. We will also tell you when the funds will be available. If your deposit is not made directly to one of our employees, or if we decide to take this action after you have left the premises, we will mail you the notice by the day after we receive your deposit. If you will need the funds from a deposit right away, you should ask us when the funds will be available.

Funds you deposit by check may be delayed for a longer period under the following circumstances: (a) if we believe a check you deposit will not be paid; (b) if you deposit checks totaling more than $5,000 on any one day; (c) if you redeposit a check that has been returned unpaid; (d) if you have overdrawn your account repeatedly in the last six months; or (e) if an emergency condition arises that would not enable us to make the funds available to you, such as the failure of computer or communications equipment.

We will notify you if we delay your availability to withdraw funds for any of these reasons, and we will tell you when the funds will be available. They will generally be available no later than the seventh Business Day after the day of your deposit. If you will need the funds from a deposit right away, you should ask us when the funds will be available.

SPECIAL RULES FOR NEW ACCOUNTS

If you are a new customer, the following special rules will apply during the first 30 days your account is open.

Funds from electronic direct deposits to your account will be available on the day we receive the deposit. Funds from deposits of cash, wire transfers, and the first $5,000 of a day's total deposits of cashier's, certified, teller's, traveler's, and federal, state and local government checks will be available on the first Business Day after the day of deposit if the deposit meets certain conditions. For example, the checks must be payable to you (and you may have to use a special deposit slip). The excess over $5,000 will be available on the ninth Business Day after the day of your deposit. If your deposit of these checks (other than a U.S. Treasury check) is not made in person to one of our employees, the first $5,000 will not be available until the second Business Day after the day of deposit.

Funds from all other check deposits will be available on the eleventh Business Day after the day of your deposit.

FOREIGN CHECKS

Checks drawn on financial institutions outside of the U.S. (foreign checks) cannot be processed the same as checks drawn on U.S. financial institutions. Foreign checks are exempt from the policies outlined in this disclosure. Generally, the availability of funds from deposits of foreign checks will be delayed for the time it takes us to collect the funds from the financial institutions upon which they are drawn.

Important Information About Your Account

Substitute Checks and Your Rights

What Is a Substitute Check?

To make check processing faster, federal law permits banks to replace original checks with "substitute checks." These checks are similar in size to original checks with a slightly reduced image of the front and back of the original check. The front of a substitute check states: "This is a legal copy of your check. You can use it the same way you would use the original check." You may use a substitute check as proof of payment just like the original check.

Some or all of the checks that you receive back from us may be substitute checks. This notice describes rights you have when you receive substitute checks from us. The rights in this notice do not apply to original checks or to electronic debits to your account. However, you have rights under other law with respect to those transactions.

What Are My Rights Regarding Substitute Checks?

In certain cases, federal law provides a special procedure that allows you to request a refund for losses you suffer if a substitute check is posted to your account (for example, if you think that we withdrew the wrong amount from your account or that we withdrew money from your account more than once for the same check). The losses you may attempt to recover under this procedure may include the amount that was withdrawn from your account and fees that were charged as a result of the withdrawal (for example, bounced check fees).

The amount of your refund under this procedure is limited to the amount of your loss or the amount of the substitute check, whichever is less. You also are entitled to interest on the amount of your refund if your account is an interest-bearing account. If your loss exceeds the amount of the substitute check, you may be able to recover additional amounts under other law.

If you use this procedure, you may receive up to $2,500.00 of your refund (plus interest if your account earns interest) within 10 Business Days after we received your claim and the remainder of your refund (plus interest if your account earns interest) not later than 45 calendar days after we received your claim. We may reverse the refund (including any interest on the refund) if we later are able to demonstrate that the substitute check was correctly posted to your account.

How Do I Make a Claim for a Refund? If you believe that you have suffered a loss relating to a substitute check that you received and that was posted to your account, please call us at 1-888-733-5041 or write to us at:

Equity Bank
Attn: Deposit Ops
PO Box 730
Andover, KS 67002

You may also email us at: depositops@equitybank.com.

You must contact us within 40 calendar days of the date that we mailed (or otherwise delivered by a means to which you agreed) the substitute check in question or the account statement showing that the substitute check was posted to your account, whichever is later. We will extend this time period if you were not able to make a timely claim because of extraordinary circumstances. Your claim must include:

- A description of why you have suffered a loss (for example, you think the amount withdrawn was incorrect);
- An estimate of the amount of your loss;
- An explanation of why the substitute check you received is insufficient to confirm that you suffered a loss; and
- A copy of the substitute check and/or the following information to help us identify the substitute check such as the check number, the name of the person to whom you wrote the check, the amount of the check.
- An expedited recredit claim must be submitted in writing. When a claim has been submitted orally, we must receive that written claim within 10 Business Days of the oral claim.

16 equitybank.com/community-first

Terms & ConditionsAgreement. This document, along with any other documents we give you pertaining to your account(s), is a contract that establishes rules which control your account(s) with us. Please read this carefully and retain it for future reference. If you sign the signature card or open or continue to use the account, you agree to these rules. You will receive a separate schedule of rates, qualifying balances, and fees if they are not included in this document. If you have any questions, please call us.This agreement is subject to applicable federal laws, the laws of the state of Arkansas and other applicable rules such as the operating letters of the Federal Reserve Banks and payment processing system rules (except to the extent that this agreement can and does vary such rules or laws).The body of state and federal law that governs our relationship with you, however, is too large and complex to be reproduced here. The purpose of this document is to:1. Summarize some laws that apply to common transactions;2. Establish rules to cover transactions or events which the law does not regulate;3. Establish rules for certain transactions or events which the law regulates but permits variation by agreement; and4. Give you disclosures of some of our policies to which you may be entitled or in which you may be interested.If any provision of this document is found to be unenforceable according to its terms, all remaining provisions will continue in full force and effect. We may permit some variations from our standard agreement, but we must agree to any variation in writing either on the signature card for your account or in some other document.As used in this document the words “we,” “our,” and “us”mean the financial institution and the words “you” and”your” mean the account holder(s) and anyone else with the authority to deposit, withdraw, or exercise control over the funds in the account. However, this agreement does not intend, and the terms “you” and “your” should not be interpreted, to expand an individual’s responsibility for an organization’s liability. If this account is owned by a corporation, partnership or other organization, individual liability is determined by the laws generally applicable to that type of organization. The headings in this document are for convenience or reference only and will not govern the interpretation of the provisions. Unless it would be inconsistent to do so, words and phrases used in this document should be construed so the singular includes the plural and the plural includes the singular.Liability. You agree, for yourself (and the person or entity you represent if you sign as a representative of another) to the terms of this account and the schedule of charges. You authorize us to deduct these charges, without notice to you,directly from the account balance as accrued. You will pay any additional reasonable charges for services you request which are not covered by this agreement. Each of you also agrees to be jointly and severally(individually) liable for any account shortage resulting from charges or overdrafts, whether caused by you or another with access to this account. This liability is due immediately, and can be deducted directly from the account balance whenever sufficient funds are available. You have no right to defer payment of this liability, and you are liable regardless of whether you signed the item or benefited from the charge or overdraft.You will be liable for our costs as well as for our reasonable attorneys’ fees, to the extent permitted by law,whether incurred as a result of collection or in any other dispute involving your account. This includes, but is not limited to, disputes between you and another joint owner; you and an authorized signer or similar party; or a third party claiming an interest in your account. This also includes any action that you or a third party takes regarding the account that causes us, in good faith, to seek the advice of an attorney, whether or not we become involved in the dispute. All costs and attorneys’ fees can be deducted from your account when they are incurred,without notice to you.Deposits. We will give only provisional credit until collection is final for any items, other than cash, we accept for deposit (including items drawn “on us”). Before settlement of any item becomes final, we act only as your agent, regardless of the form of indorsement or lack of indorsement on the item and even though we provide you provisional credit for the item. We may reverse any provisional credit for items that are lost, stolen, or returned. Actual credit for deposits of, or payable in, foreign currency will be at the exchange rate in effect on final collection in U.S. dollars. We are not responsible for transactions by mail or outside depository until we actually record them. We will treat and record all transactions received after our “daily cutoff time” on a business day we are open, or received on a day we are not open for business, as if initiated on the next business day that we are open. At our option, we may take an item for collection rather than for deposit. If we accept a third-party check for deposit, we may require any third-party indorsers to verify or guarantee their indorsements, or indorse in our presence.Withdrawals.Generally. Unless clearly indicated otherwise on the account records, any of you, acting alone, who signs to open the account or has authority to make withdrawals may withdraw or transfer all or any part of the account balance at any time. Each of you (until we receive written notice to the contrary) authorizes each other person who signs or has authority to make withdrawals to indorse any item payable to you or your order for deposit to this account or any other transaction with us. Postdated Checks. A postdated check is one which bears a date later than the date on which the check is written. We may properly pay and charge your account for a postdated check even though payment was made before the date of the check, unless we have received written notice of the postdating in time to have a reasonable opportunity to act. Because we process checks mechanically, your notice will not be effective and we will not be liable for failing to honor your notice unless it precisely identifies the number, date,amount and payee of the item.Checks and Withdrawal Rules. If you do not purchase your check blanks from us, you must be certain that we approve the check blanks you purchase. We may refuse any withdrawal or transfer request which you attempt on forms not approved by us or by any method we do not specifically permit. We may refuse any withdrawal or transfer request which is greater in number than the frequency permitted, or which is for an amount greater or less than any withdrawal limitations. We will use the date the transaction is completed by us (as opposed to the date you initiate it) to apply the frequency limitations. In addition, we may place limitations on the account until your identity is verified.Even if we honor a nonconforming request, we are not required to do so later. If you violate the stated transaction limitations (if any), in our discretion we may close your account or reclassify it as a transaction account. If we reclassify your account, your account will be subject to the fees and earnings rules of the new account classification.If we are presented with an item drawn against your account that would be a “substitute check,” as defined by law, but for an error or defect in the item introduced in the substitute check creation process, you agree that we may pay such item.See the funds availability policy disclosure for information about when you can withdraw funds you deposit. For those accounts to which our funds availability policy disclosure does not apply, you can ask us when you make a deposit when those funds will be available for withdrawal. We may determine the amount of available funds in your account for the purpose of deciding whether to return an item for insufficient funds at any time between the time we receive the item and when we return the item or send a notice in lieu of return. We need only make one determination, but if we choose to make a subsequent determination, the account balance at the subsequent time will determine whether there are insufficient available funds.Overdrafts. You understand that we may, at our discretion, honor withdrawal requests that overdraw your account. However, the fact that we may honor withdrawal requests that overdraw the account balance does not obligate us to do so later. So you can NOT rely on us to pay overdrafts on your account regardless of how frequently or under what circumstances we have paid overdrafts on your account in the past. We can change our practice of paying overdrafts on your account without notice to you. You can ask us if we have other account services that might be available to you where we commit to paying overdrafts under certain circumstances, such as an overdraft protection line-of-credit or a plan to sweep funds from another account you have with us. You agree that we may charge fees for overdrafts. For consumer accounts, we will not charge fees for overdrafts caused by ATM withdrawals or one-time debit card transactions if you have not opted-in to that service. We may use subsequent deposits, including direct deposits of social security or other government benefits, to cover such overdrafts and overdraft fees.Multiple Signatures, Electronic Check Conversion, and Similar Transactions. An electronic check conversion transaction is a transaction where a check or similar item is converted into an electronic fund transfer as defined in the Electronic Fund Transfers regulation. In these types of transactions the check or similar item is either removed from circulation (truncated) or given back to you. As a result, we have no opportunity to review the check to examine the signatures on the item. You agree that, as to these or any items as to which we have no opportunity to examine the signatures, you waive any requirement of multiple signatures.Notice of Withdrawal. We reserve the right to require not less than 7 days’ notice in writing before each withdrawal from an interest-bearing account other than a time deposit, or from any other savings account as defined by Regulation D. (The law requires us to reserve this right, but it is not our general policy to use it.) Withdrawals from a time account prior to maturity or prior to any notice period may be restricted and may be subject to penalty. See your notice of penalty for early withdrawal.Ownership of Account and Beneficiary Designation. These rules apply to this account depending on the form of ownership and beneficiary designation, if any, specified on the account records. We make no representations as to the appropriateness or effect of the ownership and beneficiary designations, except as they determine to whom we pay the account funds.Individual Account. This is an account in the name of one person.Joint Account—With Survivorship (And Not As Tenants In Common). This is an account in the name of two or more persons. Each of you intend that when you die the balance in the account (subject to any previous pledge to which we have agreed) will belong to the survivor(s). If two or more of you survive, you will own the balance in the account as joint tenants with survivorship and not as tenants in common.Joint Account—No Survivorship (As Tenants In Common). This is owned by two or more persons, but none of you intend (merely by opening this account) to create any right of survivorship in any other person. We encourage you to agree and tell us in writing of the percentage of the deposit contributed by each of you. This information will not, however, affect the “number of signatures” necessary for withdrawal.Pay-On-Death Account. If two or more of you create such an account, you own the account jointly with survivorship. Beneficiaries cannot withdraw unless: (1) all persons creating the account die, and (2) the beneficiary is then living. If two or more beneficiaries are named and survive the death of all persons creating the account, such beneficiaries will own this account in equal shares, with right of survivorship. The person(s) creating this account type reserves the right to: (1) change beneficiaries, (2) change account types, and (3) withdraw all or part of the account funds at any time.Business, Organization and Association Accounts. Earnings in the form of interest, dividends, or credits will be paid only on collected funds, unless otherwise provided by law or our policy. You represent that you have the authority to open and conduct business on this account on behalf of the entity. We may require the governing body of the entity opening the account to give us a separate authorization telling us who is authorized to act on its behalf. We will honor the authorization until we actually receive written notice of a change from the governing body of the entity.Stop Payments. Unless otherwise provided, the rules in this section cover stopping payment of items such as checks and drafts. Rules for stopping payment of other types of transfers of funds, such as consumer electronic fund transfers, may be established by law or our policy. If we have not disclosed these rules to you elsewhere, you may ask us about those rules.17 equitybank.com/community-first

We may accept an order to stop payment on any item from any one of you. You must make any stop-payment order in the manner required by law and we must receive it in time to give us a reasonable opportunity to act on it before our stop-payment cutoff time. Because stop-payment orders are handled by computers, to be effective, your stop-payment order must precisely identify the number, date, and amount of the item, and the payee.You may stop payment on any item drawn on your account whether you sign the item or not. Generally, if your stop-payment order is given to us in writing it is effective for six months. Your order will lapse after that time if you do not renew the order in writing before the end of the six-month period. If the original stop-payment order was verbal your stop-payment order will lapse after 14 calendar days if you do not confirm your order in writing within that time period. We are not obligated to notify you when a stop-payment order expires. A release of the stop-payment request may be made only by the person who initiated the stop-payment order.If you stop payment on an item and we incur any damages or expenses because of the stop payment, you agree to indemnify us for those damages or expenses, including attorneys’ fees. You assign to us all rights against the payee or any other holder of the item. You agree to cooperate with us in any legal actions that we may take against such persons. You should be aware that anyone holding the item may be entitled to enforce payment against you despite the stop-payment order.Our stop-payment cutoff time is one hour after the opening of the next banking day after the banking day on which we receive the item. Additional limitations on our obligation to stop payment are provided by law (e.g., we paid the item in cash or we certified the item).Telephone Transfers. A telephone transfer of funds from this account to another account with us, if otherwise arranged for or permitted, may be made by the same persons and under the same conditions generally applicable to withdrawals made in writing. Unless a different limitation is disclosed in writing, we restrict the number of transfers from a savings account to another account or to third parties, to a maximum of six per month(less the number of “preauthorized transfers” during the month). Other account transfer restrictions may be described elsewhere.Amendments and Termination. We may change any term of this agreement. Rules governing changes in interest rates are provided separately in the Truth-in-Savings disclosure or in another document. For other changes, we will give you reasonable notice in writing or by any other method permitted by law. We may also close this account at any time upon reasonable notice to you and tender of the account balance personally or by mail. Items presented for payment after the account is closed may be dishonored. When you close your account, you are responsible for leaving enough money in the account to cover any outstanding items to be paid from the account. Reasonable notice depends on the circumstances, and in some cases such as when we cannot verify your identity or we suspect fraud, it might be reasonable for us to give you notice after the change or account closure becomes effective. For instance, if we suspect fraudulent activity with respect to your account, we might immediately freeze or close your account and then give you notice. You agree to keep us informed of your current address at all times. Notice from us to any one of you is notice to all of you. If we have notified you of a change in any term of your account and you continue to have your account after the effective date of the change, you have agreed to the new term(s).Statements.Your Duty to Report Unauthorized Signatures,Alterations and Forgeries. You must examine your statement of account with “reasonable promptness.” If you discover (or reasonably should have discovered)any unauthorized signatures or alterations, you must promptly notify us of the relevant facts. As between you and us, if you fail to do either of these duties, you will have to either share the loss with us, or bear the loss entirely yourself (depending on whether we used ordinary care and, if not, whether we substantially contributed to the loss). The loss could be not only with respect to items on the statement but other items with unauthorized signatures or alterations by the same wrongdoer. You agree that the time you have to examine your statement and report to us will depend on the circumstances, but will not, in any circumstance,exceed a total of 30 days from when the statement is first sent or made available to you.You further agree that if you fail to report any unauthorized signatures, alterations or forgeries in your account within 60 days of when we first send or make the statement available, you cannot assert a claim against us on any items in that statement, and as between you and us the loss will be entirely yours. This 60-day limitation is without regard to whether we used ordinary care. The limitation in this paragraph is in addition to that contained in the first paragraph of this section.Your Duty to Report Other Errors. In addition to your duty to review your statements for unauthorized signatures, alterations and forgeries, you agree to examine your statement with reasonable promptness for any other error—such as an encoding error. You agree that the time you have to examine your statement and report to us will depend on the circumstances. However, such time period shall not exceed 60 days. Failure to examine your statement and report any such errors to us within 60 days of when we first send or make the statement available precludes you from asserting a claim against us for any such errors on items identified in that statement and as between you and us the loss will be entirely yours.Errors Relating to Electronic Fund Transfers or Substitute Checks (For consumer accounts only). For information on errors relating to electronic fund transfers (e.g., computer, debit card or ATM transactions) refer to your Electronic Fund Transfers disclosure and the sections on consumer liability and error resolution. For information on errors relating to a substitute check you received, refer to your disclosure entitled Substitute Checks and Your Rights.Direct Deposits. If we are required for any reason to reimburse the federal government for all or any portion of a benefit payment that was directly deposited into your account, you authorize us to deduct the amount of our liability to the U.S. Government from the account or from any other account you have with us, without prior notice and at any time, except as prohibited by law. We may also use any other legal remedy to recover the amount of our liability.Temporary Account Agreement. If this option is selected,this is a temporary account agreement. Each person who signs to open the account or has authority to make withdrawals (except as indicated to the contrary) may transact business on this account. However, we may at some time in the future restrict or prohibit further use of this account if you fail to comply with the requirements we have imposed within a reasonable time.Set-Off. We may (without prior notice and when permitted by law) set off the funds in this account against any due and payable debt you owe us now or in the future, by any of you having the right of withdrawal, to the extent of such persons’ or legal entity’s right to withdraw. If the debt arises from a note, “any due and payable debt” includes the total amount of which we are entitled to demand payment under the terms of the note at the time we set off, including any balance the due date for which we properly accelerate under the note.This right of set-off does not apply to this account if prohibited by law. For example, the right of set-off does not apply to this account if: (a) it is an Individual Retirement Account or similar tax-deferred account, or (b) the debt is created by a consumer credit transaction under a credit card plan (but this does not affect our rights under any consensual security interest), or (c) the debtor’s right of withdrawal only arises in a representative capacity. We will not be liable for the dishonor of any check when the dishonor occurs because we set off a debt against this account. You agree to hold us harmless from any claim arising as a result of our exercise of our right of set-off.Check Processing. We process items mechanically by relying solely on the information encoded in magnetic ink along the bottom of the items. This means that we do not individually examine all of your items to determine if the item is properly completed, signed and indorsed or to determine if it contains any information other than what is encoded in magnetic ink. You agree that we have not failed to exercise ordinary care solely because we use our automated system to process items and do not inspect all items processed in such a manner. Using an automated process helps us keep costs down for you and all accountholders.Check Cashing. We may charge a fee for anyone that does not have an account with us who is cashing a check, draft or other instrument written on your account. We may also require reasonable identification to cash such a check,draft or other instrument. We can decide what identification is reasonable under the circumstances and such identification may be documentary or physical and may include collecting a thumbprint or fingerprint.Truncation, Substitute Checks, and Other Check Images. If you truncate an original check and create a substitute check, or other paper or electronic image of the original check, you warrant that no one will be asked to make payment on the original check, a substitute check or any other electronic or paper image, if the payment obligation relating to the original check has already been paid. You also warrant that any substitute check you create conforms to the legal requirements and generally accepted specifications for substitute checks. You agree to retain the original check in conformance with our internal policy for retaining original checks. You agree to indemnify us for any loss we may incur as a result of any truncated check transaction you initiate. We can refuse to accept substitute checks that have not previously been warranted by a bank or other financial institution in conformance with the Check 21 Act. Unless specifically stated in a separate agreement between you and us, we do not have to accept any other electronic or paper image of an original check.Remotely Created Checks. Like any standard check or draft, a remotely created check (sometimes called a telecheck, preauthorized draft or demand draft) is a check or draft that can be used to withdraw money from an account. Unlike a typical check or draft, however, a remotely created check is not issued by the paying bank and does not contain the signature of the account owner(or a signature purported to be the signature of the account owner). In place of a signature, the check usually has a statement that the owner authorized the check or has the owner’s name typed or printed on the signature line. For example, if a person provides an account number in response to a telephone solicitation, the telephone solicitor can use the account number to issue a remotely created check to withdraw money from that account.You warrant and agree to the following for every remotely created check we receive from you for deposit or collection: (1) you have received express and verifiable authorization to create the check in the amount and to the payee that appears on the check; (2) you will maintain proof of the authorization for at least 2 years from the date of the authorization, and supply us the proof if we ask; and(3) if a check is returned you owe us the amount of the check, regardless of when the check is returned. We may take funds from your account to pay the amount you owe us, and if there are insufficient funds in your account, you still owe us the remaining balance.Unlawful Internet Gambling Notice. Restricted transactions as defined in Federal Reserve Regulation GG are prohibited from being processed through this account or relationship. Restricted transactions generally include, but are not limited to, those in which credit, electronic fund transfers, checks, or drafts are knowingly accepted by gambling businesses in connection with the participation by others in unlawful Internet gambling.ACH and Wire Transfers. This agreement is subject to Article 4A of the Uniform Commercial Code—Fund Transfers as adopted in the state in which you have your account with us. If you originate a fund transfer and you identify by name and number a beneficiary financial institution, an intermediary financial institution or a beneficiary, we and every receiving or beneficiary financial institution may rely on the identifying number to make payment. We may rely on the number even if it identifies a financial institution, person or account other than the one named. You agree to be bound by automated clearing house association rules. These rules provide,among other things, that payments made to you, or originated by you, are provisional until final settlement is made through a Federal Reserve Bank or payment is otherwise made as provided in Article 4A-403(a) of the Uniform Commercial Code. If we do not receive such payment, we are entitled to a refund from you in the amount credited to your account and the party originating such payment will not be considered to have paid the amount so credited. If we receive a payment order to credit an account you have with us by wire or ACH, we are not required to give you any notice of the payment order or credit.Facsimile Signatures. Unless you make advance arrangements with us, we have no obligation to honor facsimile signatures on your checks or other orders. If we do agree to honor items containing facsimile signatures,you authorize us, at any time, to charge you for all checks,drafts, or other orders, for the payment of money, that are drawn on us. You give us this authority regardless of by whom or by what means the facsimile signature(s) may have been affixed so long as they resemble the facsimile signature specimen filed with us, and contain the required number of signatures for this purpose. You must notify us at once if you suspect that your facsimile signature is being or has been misused.18 equitybank.com/community-first

Agency (Power of Attorney) Designation. Agents may make account transactions on behalf of the parties, but have no ownership or rights at death unless named as Pay-on-Death beneficiaries. The owner does not give up any rights to act on the account, and the agent may not in any manner affect the rights of the owner or beneficiaries, if any, other than by withdrawing funds from the account. The owner is responsible for any transactions of the agent. We undertake no obligation to monitor transactions to determine that they are on the owner’s behalf. The owner may terminate the agency at any time, and the agency is automatically terminated by the death of the owner. However, we may continue to honor the transactions of the agent until: (a) we have received written notice or have actual knowledge of the termination of the agency, and (b) we have a reasonable opportunity to act on that notice or knowledge. We may refuse to accept an agent.Restrictive Legends. The automated processing of the large volume of checks we receive prevents us from inspecting or looking for special instructions or “restrictive legends” on every check. Examples of restrictive legends placed on checks are “must be presented within 90 days”or “not valid for more than $1,000.00.” For this reason, we are not required to honor any restrictive legend placed on checks you write unless we have agreed in writing to the restriction. We are not responsible for any losses, claims,damages, or expenses that result from your placement of these or other special instructions on your checks.Account Transfer. This account may not be transferred or assigned without our prior written consent. Indorsements. We may accept for deposit any item payable to you or your order, even if they are not indorsed by you. We may give cash back to any one of you. We may supply any missing indorsement(s) for any item we accept for deposit or collection, and you warrant that all indorsements are genuine. To ensure that your check or share draft is processed without delay, you must indorse it (sign it on the back) in a specific area. Your entire indorsement (whether a signature or a stamp) along with any other indorsement information (e.g., additional indorsements, ID information, driver’s license number, etc.) must fall within 1 1/2” of the “trailing edge” of a check. Indorsements must be made in blue or black ink, so that they are readable by automated check processing equipment.As you look at the front of a check, the “trailing edge” is the left edge. When you flip the check over, be sure to keep all indorsement information within 1 1/2” of that edge.It is important that you confine the indorsement information to this area since the remaining blank space will be used by others in the processing of the check to place additional needed indorsements and information. You agree that you will indemnify, defend, and hold us harmless for any loss, liability, damage or expense that occurs because your indorsement, another indorsement, or information you have printed on the back of the check obscures our indorsement. These indorsement guidelines apply to both personal and business checks.Death or Incompetence. You agree to notify us promptly if any person with a right to withdraw funds from your account(s) dies or becomes legally incompetent. We may continue to honor your checks, items, and instructions until: (a) we know of your death or incompetence, and (b)we have had a reasonable opportunity to act on that knowledge. You agree that we may pay or certify checks drawn on or before the date of death or legal incompetence for up to ten (10) days after your death or legal incompetence unless ordered to stop payment by someone claiming an interest in the account. Fiduciary Accounts. Accounts may be opened by a person acting in a fiduciary capacity. A fiduciary is someone who is appointed to act on behalf of and for the benefit of another. This account may be opened and maintained by a person or persons named as a trustee under a written trust agreement, or as executors, administrators, or conservators under court orders. You understand that by merely opening such an account, we are not acting in the capacity of a trustee in connection with the trust nor do we undertake any obligation to monitor or enforce the terms of the trust or letters.Credit Verification. You agree that we may verify credit and employment history by any necessary means,including preparation of a credit report by a credit reporting agency.Legal Actions Affecting Your Account. If we are served with a subpoena, restraining order, writ of attachment or execution, levy, garnishment, search warrant, or similar order relating to your account (termed “legal action” in this section), we will comply with that legal action. Or, in our discretion, we may freeze the assets in the account and not allow any payments out of the account until a final court determination regarding the legal action. We may do these things even if the legal action involves less than all of you. In these cases, we will not have any liability to you if there are insufficient funds to pay your items because we have withdrawn funds from your account or in any way restricted access to your funds in accordance with the legal action. Any fees or expenses we incur in responding to any legal action (including, without limitation, attorneys’ fees and our internal expenses) may be charged against your account. The list of fees applicable to your account(s)provided elsewhere may specify additional fees that we may charge for certain legal actions.Security. It is your responsibility to protect the account numbers and electronic access devices (e.g., an ATM card) we provide you for your account(s). Do not discuss, compare, or share information about your account number(s) with anyone unless you are willing to give them full use of your money. An account number can be used by thieves to encode your number on a false demand draft which looks like and functions like an authorized check. If you furnish your access device and grant actual authority to make transfers to another person (a family member or coworker, for example) who then exceeds that authority,you are liable for the transfers unless we have been notified that transfers by that person are no longer authorized. Your account number can also be used to electronically remove money from your account. If you provide your account number in response to a telephone solicitation for the purpose of making a transfer (to purchase a service or merchandise, for example), payment can be made from your account even though you did not contact us directly and order the payment. You must also take precaution in safeguarding your blank checks. Notify us at once if you believe your checks have been lost or stolen. As between you and us, if you are negligent in safeguarding your checks, you must bear the loss entirely yourself or share the loss with us (we may have to share some of the loss if we failed to use ordinary care and if we substantially contributed to the loss) You agree that if we offer you services appropriate for your account to help identify and limit fraud or other unauthorized transactions against your account, such as positive pay or commercially reasonable security procedures, and you reject those services, you will be responsible for any fraudulent or unauthorized transactions which could have been prevented by the services we offered, unless we acted in bad faith or to the extent our negligence contributed to the loss.Telephonic Instructions. Unless required by law or we have agreed otherwise in writing, we are not required to act upon instructions you give us via facsimile transmission or leave by voice mail or on a telephone answering machine.Claim of Loss. If you claim a credit or refund because of a forgery, alteration, or any other unauthorized withdrawal,you agree to cooperate with us in the investigation of the loss, including giving us an affidavit containing whatever reasonable information we require concerning your account, the transaction, and the circumstances surrounding the loss. You will notify law enforcement authorities of any criminal act related to the claim of lost,missing, or stolen checks or unauthorized withdrawals. We will have a reasonable period of time to investigate the facts and circumstances surrounding any claim of loss. Unless we have acted in bad faith, we will not be liable for special or consequential damages, including loss of profits or opportunity, or for attorneys’ fees incurred by you. You agree that you will not waive any rights you have to recover your loss against anyone who is obligated to repay, insure, or otherwise reimburse you for your loss. You will pursue your rights or, at our option, assign them to us so that we may pursue them. Our liability will be reduced by the amount you recover or are entitled to recover from these other sources.Early Withdrawal Penalties (and involuntary withdrawals).We may impose early withdrawal penalties on a withdrawal from a time account even if you don’t initiate the withdrawal. For instance, the early withdrawal penalty may be imposed if the withdrawal is caused by our set off against funds in the account or as a result of an attachment or other legal process. We may close your account and impose the early withdrawal penalty on the entire account balance in the event of a partial early withdrawal. See your notice of penalty for early withdrawals for additional information.Address or Name Changes. You are responsible for notifying us of any change in your address or your name. Unless we agree otherwise, change of address or name must be made in writing by at least one of the account holders. Informing us of your address or name change on a check reorder form is not sufficient. We will attempt to communicate with you only by use of the most recent address you have provided to us. If provided elsewhere,we may impose a service fee if we attempt to locate you. Resolving Account Disputes. We may place an administrative hold on the funds in your account (refuse payment or withdrawal of the funds) if it becomes subject to a claim adverse to (1) your own interest; (2) others claiming an interest as survivors or beneficiaries of your account; or (3) a claim arising by operation of law. The hold may be placed for such period of time as we believe reasonably necessary to allow a legal proceeding to determine the merits of the claim or until we receive evidence satisfactory to us that the dispute has been resolved. We will not be liable for any items that are dishonored as a consequence of placing a hold on funds in your account for these reasons.Waiver of Notices. You waive any notice of non-payment, dishonor or protest regarding any items credited to or charged against your account.19 equitybank.com/community-first

EQUITY BANK

COMMUNITY FIRST
B · A · N · K

Arkansas

Berryville · Eureka Springs · Harrison · Pea Ridge

Kansas

Andover · Coffeyville · Ellis · Hays · Independence · Neodesha · Overland Park · Pittsburg · Topeka · Wichita

Missouri

Clinton · Higginsville · Kansas City · Knob Noster · Lee's Summit · Sedalia · Sweet Springs · Warrensburg · Warsaw · Windsor

equitybank.com **1 (888) 733-5041**

COMPLETION OF THE MERGER OF EQUITY BANCSHARES INC. AND COMMUNITY FIRST BANCSHARES, INC. REMAINS SUBJECT TO CUSTOMARY CLOSING CONDITIONS

The merger of Equity Bancshares, Inc. ("Equity"), the parent company of Equity Bank, and Community First Bancshares, Inc. ("Community"), the parent company of Community First Bank, remains subject to the satisfaction of customary closing conditions, including, among others, regulatory and stockholder approval. If these closing conditions are not satisfied on or before November 10, 2016, the closing of the merger will be delayed. For additional information concerning the merger please see the disclosure below under the heading "Important Additional Information."

FORWARD-LOOKING STATEMENTS

The information presented herein and in documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public communications, or in oral statements made with the approval of an authorized executive officer contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity's management with respect to, among other things, the expected benefits of the proposed transaction, future events and Equity's financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "project," "forecast," "goal," "target," "would" and "outlook," or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity's industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity's control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity's expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; the possibility that the expected benefits related to the proposed transaction may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the proposed transaction, Community's business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities, difficulty retaining key employees; the ability to obtain regulatory approval of the transactions contemplated by the Agreement; and the ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in Equity's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2016 and any updates to those risk factors set forth in Equity's subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K and those discussed in in the joint proxy statement/prospectus included in the registration statement on Form S-4 (Reg. No. 333-213283) filed by Equity with the SEC on August 24, 2016, and the amendments thereto. If one or more events related to these or other risks or uncertainties materialize, or if Equity's underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication is being made in respect of the proposed transaction involving Equity and Community. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Equity's public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity's investor relations website at investor.equitybank.com or at the SEC's website at www.sec.gov. Alternatively, these documents can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transaction, Equity filed a registration statement on Form S-4 (Reg. No. 333-213283) with the SEC on August 24, 2016, which includes a joint proxy statement of Community and Equity and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMMUNITY AND EQUITY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A joint proxy statement/prospectus was sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders may obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC's website or from Equity by writing to the address provided above.

Equity and Community and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in connection with the proposed transaction. Information about Equity's participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants is included in the joint proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC, copies of which may also be obtained free of charge from the sources indicated above.

Member FDIC Equal Housing Lender

FORWARD-LOOKING STATEMENTS The information presented herein and in documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public communications, or in oral statements made with the approval of an authorized executive officer contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, the expected benefits of the proposed transaction, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; the possibility that the expected benefits related to the proposed transaction may not materialize as expected; the proposed transaction not being timely completed, if completed at all; prior to the completion of the proposed transaction, Community’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities, difficulty retaining key employees; the ability to obtain regulatory approval of the transactions contemplated by the Agreement; and the ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. The foregoing list of factors is not exhaustive. For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K and those discussed in in the joint proxy statement/prospectus included in the registration statement on Form S-4 (Reg. No. 333-213283) filed by Equity with the SEC on August 24, 2016, and the amendments thereto. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. IMPORTANT ADDITIONAL INFORMATION This communication is being made in respect of the proposed transaction involving Equity and Community. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents can be obtained free of charge from Equity upon written request to Equity

Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 200, Wichita, Kansas 67207 or by calling (316) 612-6000. In connection with the proposed transaction, Equity filed a registration statement on Form S-4 (Reg. No. 333-213283) with the SEC on August 24, 2016, which includes a joint proxy statement of Community and Equity and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF COMMUNITY AND EQUITY ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A joint proxy statement/prospectus was sent to the stockholders of each institution seeking the required stockholder approvals. Investors and security holders may obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above. Equity and Community and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants is included in the joint proxy statement/prospectus and other relevant documents regarding the proposed merger transaction filed with the SEC, copies of which may also be obtained free of charge from the sources indicated above.